Exhibit 99.2

News Release

October 15, 2012

Meeting of TELUS shareholders to proceed on October 17

B.C. Supreme Court agrees with TELUS and orders joint meeting to consider TELUS’ share exchange proposal and Mason Capital’s related resolutions

Voter participation expected to be high

Vancouver — At TELUS’ suggestion, the Supreme Court of B.C. ordered a joint shareholder meeting on October 17 to consider TELUS’ share exchange proposal and Mason Capital’s related resolutions, giving shareholders the most convenient way to move forward with voting on resolutions from both TELUS and the New York hedge fund, whose net economic ownership position in TELUS is a mere 0.02 per cent. The B.C. Supreme Court’s decision was provided orally by Master Muir with written reasons to follow.

The court found it appropriate to have TELUS and Mason Capital’s resolutions voted on at the October 17 meeting and to allow proxies received by TELUS from common shareholders voting in favour of the company’s proposal to be voted by TELUS management in respect of the Mason Capital common share resolutions. As a result, a proxy granting authority to management to vote in favour of TELUS’ proposal to exchange non-voting shares for common shares on a one-for-one basis can be voted against Mason Capital’s resolutions to change TELUS’ articles to enshrine a minimum ratio for any future exchange of TELUS non-voting shares for common shares. Similarly, a proxy granting authority to vote against TELUS’ share exchange proposal can be voted in favour of the Mason Capital resolutions.

“TELUS’ shareholders are exceedingly well informed and have a comprehensive understanding of both our share exchange proposal and the perspective communicated by Mason Capital,” said Darren Entwistle, TELUS President and CEO. “I am looking forward to our meeting on October 17 and bringing this matter to a conclusion in a manner that is clear, convenient and fair for our shareholders.”

In a separate Supreme Court of B.C. ruling the morning of Monday, October 15, the court rejected Mason Capital’s attempt to halt or vary the October 17 meeting called by TELUS. In its decision, the court found the voting thresholds pursuant to TELUS’ proposal for a one-for-one exchange are lawful and valid, with support from a simple majority of the common share class and 66.67 per cent of the non-voting share class required for TELUS’ proposal to succeed. If the one-for-one exchange proposal passes, pursuant to the Plan of Arrangement, TELUS would apply to B.C. Supreme Court for a final order approving the transaction. In the ruling, the court determined that the hearing for the final order to approve the transaction will take place the week of November 5, 2012.

Proposal voting turnout strong

In an affidavit filed Monday, October 15 with the Supreme Court of B.C., it was disclosed that shareholder participation is high for the October 17 shareholder vote. As of Sunday,

proxies totaling more than 238 million or 73 per cent of the combined share base have been received, if Mason’s 32.8 million common shares are included. Proxies representing more than 81 per cent of non-voting shares outstanding and more than 47 per cent of common shares outstanding have been received (excluding Mason Capital’s dissident proxy). While as of Sunday, October 14, Mason had not yet delivered its proxies, assuming it votes all of its 32.8 million common shares, this would push the common share participation total to over 66 per cent. The final tabulation of proxies is planned to be announced at the October 17 shareholder meeting.

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the share exchange proposal will receive voting approval and, if not approved, the market price of non-voting shares and/or common shares may decline given that share prices in both classes increased on the announcement of the February proposal. In addition, there can be no assurance that these court decisions will not be challenged, that the final court order in respect of the Arrangement will be granted, and that the associated benefits for TELUS shareholders will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.6 billion of annual revenue and 12.8 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines, 1.3 million Internet subscribers and 595,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-697-8176

shawn.hall@telus.com

For investor inquiries, please contact:

Darrell Rae

TELUS Investor Relations

604-697-8192

ir@telus.com